[redacted]

08032785

SEC Mail Processing Section

NOV 24 2008

Washington, DC 101

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-19014

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/07 (MM/DD/YY) AND ENDING 9/30/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
SAMUEL A. RAMIREZ & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

61 Broadway, Suite 2924
(No. and Street)

New York (City) New York (State) 10006 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John V. Kick 212-248-0533
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marks Paneth & Shron, LLP
(Name – *if individual, state last, first, middle name*)

622 Third Avenue (Address) New York (City) New York (State) 10017 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 10 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Samuel A. Ramirez, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Samuel A. Ramirez & Co., Inc., as of September 30, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President / CEO

Title

Notary Public

DANIEL J. DONOHUE
NOTARY PUBLIC, State of New York
No. 01DO4731804
Qualified in Westchester County
Commission Expires Feb. 28, 20 11

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SAMUEL A. RAMIREZ & COMPANY, INC.

INDEPENDENT AUDITORS' REPORT
PURSUANT TO RULE 17a-5(d)

SEPTEMBER 30, 2008

CONTENTS

Pursuant to Rule 17a-5 of the SEC, the Company's annual report as of September 30, 2008 is available for examination and copying at the principal office of the Company and at the New York regional office of the SEC.

Marks Paneth & Shron LLP
Certified Public Accountants & Consultants

INDEPENDENT AUDITORS' REPORT

Board of Directors
Samuel A. Ramirez & Company, Inc.

We have audited the accompanying statement of financial condition of Samuel A. Ramirez & Company, Inc., as of September 30, 2008, and the related statements of income, changes in stockholder's equity and cash flows for the fiscal year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Samuel A. Ramirez & Company, Inc. at September 30, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Marks Paneth + Shron LLP

New York, NY
November 20, 2008

622 THIRD AVENUE
NEW YORK, NY 10017-6701
P. 212.503.8800 F. 212.370.3759
WWW.MARKSPANETH.COM

MANHATTAN
LONG ISLAND
WESTCHESTER
CAYMAN ISLANDS

ASSOCIATED WORLD WIDE
WITH JHI

SAMUEL A. RAMIREZ & COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2008

ASSETS

Cash	$	53,191
Deposits with clearing agents		250,000
Due from clearing agents		3,945,014
Receivables from brokers, dealers and counterparties		986,721
Marketable securities owned, at market value		6,783,648
Due from affiliates		1,839,530
Furniture, equipment and leasehold improvements, at cost, less accumulated depreciation and amortization of $828,168		293,390
Other assets		356,964
Deferred income taxes		290,900
	$	14,799,358

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Accrued expenses and other liabilities	$	3,807,470
Payables to brokers, dealers and counterparties		99,574
Income taxes payable		283,104
Total Liabilities		4,190,148
Commitments and contingencies		
Stockholder's equity		
Common stock, $.10 par value, 100,000 shares authorized; 24,176 shares issued and outstanding		2,418
Additional paid-in-capital		1,231,783
Retained earnings		9,375,009
Total Stockholder's Equity		10,609,210
	$	14,799,358

See notes to financial statements.

SAMUEL A. RAMIREZ & COMPANY, INC.

STATEMENT OF INCOME

FISCAL YEAR ENDED SEPTEMBER 30, 2008

REVENUES		
Net trading profit and commission income	$	7,424,299
Investment banking and underwriting revenue		12,780,698
Financial advisory, placement and remarketing fees		640,267
Interest income		367,855
Other income		264,683
Total Revenues		21,477,802
EXPENSES		
Employee compensation and benefits		14,800,776
Brokerage and clearing fees		692,161
Communication and technology services		1,287,537
Occupancy		843,842
Other operating expenses		1,967,496
Interest		39,964
Total Expenses		19,631,776
INCOME BEFORE INCOME TAXES		1,846,026
INCOME TAX EXPENSE (BENEFIT)		
Current		1,050,201
Deferred		(232,500)
Total Income Tax Expense		817,701
NET INCOME	$	1,028,325

See notes to financial statements.

SAMUEL A. RAMIREZ & COMPANY, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FISCAL YEAR ENDED SEPTEMBER 30, 2008

	Common Stock				Additional Paid-in-Capital		Retained Earnings		Total Stockholder's Equity
	Outstanding Shares		Amount						
Balance, September 30, 2007	24,176	$	2,418	$	1,231,783	$	8,346,684	$	9,580,885
Net income	-		-		-		1,028,325		1,028,325
Balance, September 30, 2008	24,176	$	2,418	$	1,231,783	$	9,375,009	$	10,609,210

See notes to financial statements.

SAMUEL A. RAMIREZ & COMPANY, INC.

STATEMENT OF CASH FLOWS

FISCAL YEAR ENDED SEPTEMBER 30, 2008

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	1,028,325
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation and amortization		65,741
Deferred income taxes		(232,500)
Loss on abandonment of leasehold improvement		353
Decrease (increase) in assets:		
Receivables from brokers, dealers and counterparties		762,615
Marketable securities owned		944,523
Due from/to clearing agent		(2,894,277)
Other assets		72,778
Increase (decrease) in liabilities:		
Accrued expenses and other liabilities		793,064
Payables to brokers, dealers and counterparties		(177,479)
Income taxes payable		239,696
Net Cash Provided by Operating Activities		602,839
CASH FLOWS FROM INVESTING ACTIVITIES		
Increase in due from affiliates		(520,839)
Acquisition of property, equipment and leasehold improvements		(41,133)
Net Cash Used by Investing Activities		(561,972)
CASH FLOWS FROM FINANCING ACTIVITIES		
Repayment of bank loan		(34,722)
Proceeds from temporary subordinated loan		500,000
Repayment of temporary subordinated loan		(500,000)
Net Cash Used by Financing Activities		(34,722)
NET INCREASE IN CASH		6,145
Cash at September 30, 2007		47,046
Cash at September 30, 2008	$	53,191
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash Paid During the Year for:		
Interest	$	39,964
Income taxes	$	26,786

See notes to financial statements.

SAMUEL A. RAMIREZ & COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 30, 2008

1. ORGANIZATION AND NATURE OF BUSINESS

Samuel A. Ramirez & Company, Inc. (the "Company"), (A Wholly-Owned Subsidiary of SAR Holdings, Inc.) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company trades primarily in municipal debt securities. Customer accounts are maintained on a fully disclosed basis with a clearing agent.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Marketable Securities Owned

Marketable securities owned consist primarily of municipal obligations of various United States jurisdictions and are stated at quoted market values.

Included in marketable securities at September 30, 2008 are obligations of the following entities:

State of New York*	$ 5,223,535
State of Connecticut*	$ 533,476
State of Massachusetts	$ 401,036

* Includes various subdivisions and authorities.

Revenue Recognition

Net trading profit arising from securities transactions entered into for the account and risk of the Company and related commission expenses are reported on a trade date basis. The difference between cost and market is included in the net trading profit. Commission income and related expenses arising from agency transactions are reported on a settlement date basis.

Revenues related to investment banking and underwriting activities are generally recognized on the offering date of the transaction.

Depreciation and Amortization

Depreciation and amortization are provided on both the straight-line method and accelerated methods over the estimated useful lives.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

The Company files its Federal income tax return as a member of a consolidated group. Provisions for income taxes are based upon results reported for financial statement purposes. Deferred income taxes are provided for significant temporary differences between financial statement and income tax reporting.

Use of Estimates

Preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from these estimates.

3. DUE FROM/TO CLEARING AGENT

The receivable/payable from/to the clearing agent results from the Company's securities transactions. Amounts payable are collateralized by securities owned by the Company. Interest on receivable balances is earned at the federal funds rate less a fixed number of basis points. Interest on payable balances is charged at the federal funds rate plus a fixed number of basis points.

4. INCOME TAXES

The current income tax expense for the fiscal year ended September 30, 2008 consisted of the following:

Federal	$ 641,454
State and local	408,747
	$ 1,050,201

The provision for income taxes does not bear the anticipated relationship to income before income taxes due primarily to the exclusion of Federally tax-exempt interest income, non-deductible interest expense and the non-allowable portion of meals and entertainment expense.

5. DEFERRED INCOME TAXES

The Company has a deferred income tax asset of $290,900 at September 30, 2008. Deferred income taxes result primarily from the effect of differences in timing of deductions for rent, certain compensation and other expenses and depreciation for financial statement purposes than for tax reporting purposes.

The deferred income tax benefit for the fiscal year ended September 30, 2008 consisted of the following:

Federal	$ (156,300)
State and local	(76,200)
	$ (232,500)

6. DUE FROM AFFILIATES AND OTHER RELATED PARTY TRANSACTIONS

Amounts due from affiliates are non-interest bearing and due on demand.

The Company has an arrangement with a broker-dealer affiliated through its Parent Company (SAR Holdings, Inc.). The arrangement requires the Company to pay the affiliate the net profits from certain transactions which amounted to approximately $149,000 for the year ended September 30, 2008.

7. NET CAPITAL AND RESERVE REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule under the Securities Exchange Act of 1934 (the "Rule"). The Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At September 30, 2008, the Company's net capital of $9,417,663 exceeded required net capital of $250,000 by $9,167,663 and the ratio of aggregate indebtedness to net capital was .21 to 1.

Under the exemptive provisions of rule 15c3-3, the Company is not required to segregate funds in a special reserve account for the exclusive benefit of customers.

8. COMMITMENTS AND CONTINGENCIES

The Company leases office space in New York, California, Florida, Illinois, Massachusetts, Puerto Rico, and Texas, under leases expiring on various dates through March 31, 2017. Rent expense for the year ended September 30, 2008 was $696,770. The minimum annual rentals, exclusive of real estate taxes, utilities and labor wage rate escalations in excess of the base year, are as follows:

Fiscal year ended September 30,

2009	$ 688,136
2010	680,271
2011	576,773
2012	570,153
2013	579,674
Thereafter	1,835,868
	$ 4,930,875

The Company is a defendant or co-defendant in various legal actions involving various claims that arose in the normal course of business. Management does not expect the Company to suffer any material liability by reason of such actions, nor does it expect that such actions will have a material effect on the Company's liquidity or operating results. While Management will continue to monitor the progress of these matters it has decided at this time, on advice of counsel, to establish a reserve of $300,000 against potential liabilities.

SAMUEL A. RAMIREZ & COMPANY, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
AND AUDITORS' STATEMENT PURSUANT TO RULE 17a-5(d)(4)

SEPTEMBER 30, 2008

NET CAPITAL		
Stockholder's equity, qualified for net capital	$	10,609,210
Add: discretionary liablities		2,223,350
Deductions and/or credits		
Non-allowable assets:		
Furniture, equipment and leasehold improvements (net of accumulated depreciation and amortization)		293,390
Accrued income		151,835
Other assets		641,717
Due from affiliates		1,847,899
Other deductions		20,000
		2,954,841
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS		9,877,719
HAIRCUTS ON SECURITIES POSITIONS		
Trading and investment securities		375,023
Undue concentration and contractual commitments		85,033
		460,056
NET CAPITAL		9,417,663
MINIMUM NET CAPITAL REQUIRED		
$250,000 or 6-2/3% of aggregate indebtedness of $1,982,473 whichever is greater		250,000
EXCESS NET CAPITAL	$	9,167,663
AGGREGATE INDEBTEDNESS		
Accounts payable, accrued expenses and other	$	1,982,473
Ratio of aggregate indebtedness to net capital		.21:1

No material differences exist between the above computation of net capital under Rule 15c3-1 and that filed with the Company's September 30, 2008 FOCUS Report.

SAMUEL A. RAMIREZ & COMPANY, INC.

AUDITORS' SUPPLEMENTAL REPORT ON
INTERNAL CONTROL

SEPTEMBER 30, 2008

Report on Internal Control Required by SEC Rule 17a-5 for Broker-Dealers Claiming an Exemption from SEC Rule 15c3-3

Board of Directors
Samuel A. Ramirez & Company, Inc.

In planning and performing our audit of the financial statements of Samuel A. Ramirez & Company, Inc. (the Company), as of and for the fiscal year ended September 30, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are

safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2008 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority (FINRA) and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Marks Paneth & Shron LLP

New York, NY
November 20, 2008

END